

March 28, 2013

<u>Via E-Mail</u>
Mr. Daniel Bland
Chief Executive Officer
5BARz International, Inc.
1218 Third Ave., Suite 505
Seattle, WA 98101

   Re: 5 BARz International, Inc.
     Form 8-K Item 4.01
     Filed March 14, 2013
     Forms 8-K/A Item 4.01
     Filed March 22, 2013
     File No. 0-53778

Dear Mr. Bland:

   We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include the information the Securities Exchange Act of 1934 and all applicable rules require.

         Sincerely,

         /s/ Jenn Do

         Jenn Do
         Staff Accountant